Mail Stop 4561

April 14, 2009

Edward T. Colligan
President and Chief Executive Officer
Palm, Inc.
950 West Maude
Sunnyvale, California 94085

      Re: Palm, Inc.
             Form 10-K for Fiscal Year Ended May 30, 2008
             Filed July 25, 2008
             File No. 000-29597

Dear Mr. Colligan:

We have reviewed your response letter dated March 27, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that our references to prior comments refer to our prior letter dated February 27, 2009.

Item 1. Business

Intellectual Property, page 10

1.   We note your response to prior comment 3 indicating that you do not consider the Microsoft contract to be one on which you are substantially dependent and furthermore that you have entered into a new agreement with Microsoft as of December 2008. We are unable to concur with your view that the Microsoft contract need not be filed. In view of your statement that nearly 30% of your revenues were derived from products incorporating the Microsoft OS and your disclosures indicating that the Microsoft contract involved an minimum purchase commitment obligation of more than $40 million for licenses due to Microsoft over a two-year period, please file the Microsoft agreement pursuant to Item 601(b)(10)(ii)(B) or provide us with a significantly more detailed analysis using quantified terms explaining why the agreement is not required to be filed.

Item 1A. Risk Factors

2.   Please refer to prior comment 4. Your disclosures and your response confirm that Sprint generated 41% of your revenues for fiscal year 2008. As such, the agreement with Sprint, even if entered into in the ordinary course of business, is ostensibly one on which you were substantially dependent during fiscal year 2008. Furthermore, we note that Sprint has accounted for an increasingly large percentage of your revenues at least since 2006 and accounted for nearly one-fourth of your revenues in 2007. Given that Sprint generated upwards of 24% of your revenues in the past two fiscal years, there does not appear to be a basis for your statement that Palm's business has not been substantially dependent on any of its carrier contracts for periods reflected in the Annual Report on Form 10-K. Please file the Sprint agreement as an exhibit to the Form 10-K. Note that the filing requirement for material contracts includes contracts performed at the time the annual report is filed. Refer to Item 601(b)(10) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact the undersigned at 202-551-3457 with any questions you may have regarding the above comments. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

                                        Sincerely,

                                        Maryse Mills-Apenteng
                                        Staff-Attorney